                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. . . . .) *

                                 AMERECO, INC.

                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                  02360P 10 4
                                 (CUSIP Number)

       680 Atchison Way, Suite 800, Castle Rock, Colorado (303) 688-5160
[Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications]


                                 January 1998

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 02360P 10 4                                           PAGE 2 OF 8
          -----------                                                -    -

1) Names of Reporting Persons and S. S. or I. R. S. Identification Nos. of Above Persons

     Capital Aggregate Partners, LLC,   EIN Applied For
     Costilla Corporation I, Inc.,  EIN 84-1429549
     Costilla Corporation II, Inc., EIN 84-1429550
     First Capital Investments, Inc. EIN 84-1295690
     Proxhill Marketing Limited, EIN 84-1335552
     Gary J. Graham, SSN ###-##-####

2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  (x)
                                                                      (b)

3) SEC Use Only

4) Source of Funds (See Instructions)............PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization..................Colorado, United States

----------------------------------------------------------------
    NUMBER OF        7      Sole Voting Power
    SHARES                  3,796,017 Shares 1,563,994 Options*
----------------------------------------------------------------
  BENEFICIALLY       8      Shared Voting Power
    OWNED BY                0   Shares 0 Options
----------------------------------------------------------------
      EACH           9      Sole Dispositive Power
    REPORTING               3,796,017 Shares 1,563,994 Options*
----------------------------------------------------------------
      WITH           10     Shared Dispositive Power
                            0 Shares 0 Options
----------------------------------------------------------------

* In each case, 3,635,165 Shares are subject to certain requirements of the Purchase Agreement, as hereinafter described.

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    .....5,360,011 Shares (including shares subject to currently exercisable options)

12) Check Box if Row 11 Includes Certain Shares* ..........................[ ]

13) Percent of Class Represented by Amount in Row (11)
    .....66.8% (not exercising options)

14) Type of Reporting Person (See Instructions) ..... OO (LLC), CO, CO, IN

                                 SCHEDULE 13D

CUSIP No. 02360P 10 4                                           PAGE 3 OF 8
          -----------                                                -    -


    ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, $0.001 par value per share (the "Shares") of Amereco, Inc., a Utah corporation (the "Company" or "Amereco").
The principal executive offices of the issuer of such securities is located at 680 Atchison Way, Suite 800, Castle Rock, Colorado, 80104.

    ITEM 2.  IDENTITY AND BACKGROUND.

  (a) Capital Aggregate Partners, LLC, a Colorado limited liability company ("CAP" and the "Corporate Reporting Person"), Costilla Corporation I, Inc., a Colorado corporation and Costilla Corporation II, Inc. a Colorado corporation, the members of the Corporate Reporting Person (the "Members"), First Capital Investments, Inc., a Colorado corporation ("FCI"), Proxhill Marketing Limited, a Colorado corporation ("Proxhill"), and Gary J. Graham, beneficial owner of the Members and sole manager of the Corporate Reporting Person (CAP, the Members and such individual, each, a "Reporting Person");

  (b) 9250 East Costilla Avenue, Suite 650, Englewood, Colorado 80112;

  (c) Capital Aggregate Partners, LLC is a Colorado limited liability company. Costilla Corporation I, Inc. and Costilla Corporation II, Inc. are each Colorado corporations, and the members of CAP ("Members"). Gary J. Graham is beneficial owner of the Members and manager of CAP. Gary J. Graham is also President and beneficial owner of FCI and Proxhill. In addition, Mr. Graham manages or acts as manager or general partner for various limited liability companies and partnerships, as well as performing various management responsibilities for service companies affiliated with FCI and Proxhill. The Reporting Person is in the process of acquiring its holdings in the Company from Cathay Global Investments, Inc., Georgia Resources, Inc. and C.I.S. Resources Limited Liability Company, all affiliates of Wei Ming Lu. The Reporting Person is not an affiliate of Wei Ming Lu or any of the firms which are selling the Shares to the Reporting Person.

  (d) During the last five years, none of the Reporting Persons has been convicted in any reportable criminal proceedings.

  (e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of no such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating any activities subject to federal or state securities laws or finding any violations with respect to such laws.

  (f) CAP is a Colorado limited liability company, Costilla Corporation I, Inc., Costilla Corporation II, Inc., Proxhill and FCI are Colorado corporations, and Mr. Graham is a United States Citizen.

                                 SCHEDULE 13D

CUSIP No. 02360P 10 4                                           PAGE 4 OF 8
          -----------                                                -    -
      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds or other consideration used by the Corporate Reporting Person to make the purchases described herein of shares as to which the Corporate Reporting Person has sole voting and dispositive power are as follows:

     Gary J. Graham previously acquired 56,852 Shares of the Common Stock of the Company in February, 1996, as consideration, valued at approximately $100,000 for his interest resulting from the dissolution of a partnership. In addition, First Capital Investments, Inc. ("FCI"), of which Mr. Graham is officer and beneficial owner, previously acquired 4,000 shares of the Company's common stock in February, 1996 in conjunction with providing consulting services to Mr. Graham valued at $7,000, in conjunction with the above referenced partnership dissolution. In addition, Proxhill acquired 100,000 Shares in January, 1998 as a loan origination fee valued at $12,500, in connection with providing a loan advance to the Corporate Reporting Person, as hereinafter described. The loan advance proceeds were acquired by Proxhill by borrowing such funds from a third party not affiliated with the Corporate Reporting Person, the Company or the Sellers.

     The Corporate Reporting Person has entered into a Purchase Agreement with Cathay Global Investments, Inc. and other parties related to Wei Ming Lu (all of which, the "Sellers"), executed on January 13, 1998, and dated January 9, 1998 (the "Purchase Agreement"), whereby the Corporate Reporting Person has agreed to pay cash consideration of $600,000 for the securities, in two installments. In accordance with express terms of the Purchase Agreement, title to all the Shares passed to the Corporate Reporting Person upon execution of the Purchase Agreement and placement of the certificates evidencing the Shares and agreements evidencing the Options into escrow on January 22, 1998, pursuant to the terms
and conditions of the Purchase Agreement.   Upon payment of a portion of the
cash consideration pursuant to the provisions of an Escrow Agreement dated January 9, 1998 (the "Escrow Agreement"), the Escrow Agent is to release stock certificates evidencing the Shares and the agreements evidencing the Options out of Escrow to the Corporate Reporting Person. Until the release of the certificates evidencing the Shares from escrow, the certificates evidencing the Shares are not permitted to be delivered to the Company's transfer agent for recertification in the name of the Corporate Reporting Person. The Corporate Reporting Person has not to date paid any of the aforementioned cash consideration for the purchase of the Shares and Options. The Corporate Reporting Person intends to make payment thereof from the unencumbered capital of the Corporate Reporting Person. The Corporate Reporting Person will amend this Schedule 13D upon payment of such initial cash consideration and release of the certificates representing the Shares and agreements representing the Options from escrow.

     The Purchase Agreement also required the Corporate Reporting Person to acquire certain notes of the Company in the aggregate amount of $2,611,366, originally payable to the sellers and/or to Congress Financial Corporation (Western). In consideration of the transfer of such notes of the Company to the Corporate Reporting Person, the Corporate Reporting Person shall make a cash payment of $131,092, and has also executed a three year note in the original principal amount of $1,023, 869.59 and a five year note in the original principal amount of $1,456,403.94. Such notes are collateralized by the notes of the Company. The source for payment of such notes of Corporate Reporting Person is intended to be payments to the Corporate Reporting Person as holder of the notes of the Company which serve as collateral for such notes of the Corporate Reporting Person. In the event that the Corporate Reporting Person defaults in payment of the obligations, the collateral instruments, including the notes of the Company are required to be returned to the Sellers under the terms of the Escrow Agreement. Such default under the notes of the Corporate Reporting Person do not affect ownership or control of the voting or dispositive interests in the securities of the Company which are transferred to the Corporate Reporting Person under the Purchase Agreement.

                                 SCHEDULE 13D

CUSIP No. 02360P 10 4                                           PAGE 5 OF 8
          -----------                                                -    -

     As a condition precedent to Closing under the Purchase Agreement, the Corporate Reporting Person was required to make a loan advance to the Company's wholly owned subsidiary, Omnivest Resources, Inc. (the "Subsidiary") in the amount of $250,000 for working capital prior to Closing. Such loan advance occurred on or before January 22, 1998, the date upon which the seller placed the agreements evidencing the Options into escrow. In connection with the acquisition of the Shares, the Corporate Reporting Person agreed to provide a minimum of $750,000 or as much as $2,000,000 in additional financing for the Company, including the aforementioned loan advance of $250,000 to the Subsidiary. The Corporate Reporting Person acquired the funds loaned to the Subsidiary by borrowing such funds from Proxhill. No part of such working capital loan to the Subsidiary was paid to Sellers or any affiliate of Sellers.

     As hereinabove noted, simultaneously with the execution of the Purchase Agreement, 100,000 Shares of the Common Stock of the Company were transferred to Proxhill in connection with Proxhill's providing a loan advance of $250,000 to the Corporate Reporting Person, which provided the initial deposit of $250,000 to the working capital of the Subsidiary.

     The Corporate Reporting Person intends to sell membership interests in the Corporate Reporting Person's limited liability company to three individuals, all of whom would qualify as accredited investors were such individuals to invest directly in shares of the Company's common stock.

 ITEM 4.  PURPOSE OF TRANSACTION.

     The Corporate Reporting Person's purposes in acquiring the subject securities as to which it has sole dispositive and voting power are control of the Company. The Corporate Reporting Person intends to nominate one or more directors to serve on the Board of Directors, at such date as the Corporate
Reporting Person identifies such individuals.   The Corporate Reporting Person
anticipates that Messrs. Steven Miller and Kenneth Tribbey, both currently officers and directors of the Company, will continue to serve on the Board of Directors and as officers of the Company for the indefinite future.

     The Corporate Reporting Person further intends to support the Company's Board of Directors' current efforts to profitably operate the Company, and to require the Board of Directors of the Subsidiary to profitably operate the Subsidiary, seek a co-joint venturer or co-owner which could profitably operate the Subsidiary's business, or enter into a transaction to sell all or a part of the Subsidiary's business or assets. An affiliate of the Reporting Person, FCI, intends to assist Amereco in its evaluation of and pursuit of various business alternatives, including additional financing, but neither Amereco or FCI has entered into an agreement regarding the scope of and compensation for such services. The Reporting Persons have no specific current plans or proposals under consideration with respect to any such additional financing involving the Subsidiary.

     Except as set forth herein, the Reporting Persons have no other current plans or proposals which relate to or would result in:

                                 SCHEDULE 13D

CUSIP No. 02360P 10 4                                           PAGE 6 OF 8
          -----------                                                -    -

  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) Any material change in the present capitalization or dividend policy of the issuer;

  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j)  Any action similar to any of those enumerated above.

  ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  (a) The Corporate Reporting Person beneficially owns 3,796,017 Shares and 1,563,994 Options, of which 3,635,135 Shares and 1,563,994 Options are directly held by it. By virtue of being members of the Corporate Reporting Person, the Members beneficially own all the Shares and Options which are held by the Corporate Reporting Person. By virtue of being beneficial owner of the Members, and Sole Manager of the Corporate Reporting Person, Mr. Graham beneficially owns all the Shares and Options which are held by the Corporate Reporting Person. By virtue of being beneficial owner and President of Proxhill and FCI, Mr. Graham beneficially owns the 104,000 Shares held by Proxhill and FCI. In addition, Mr. Graham directly owns 56,852 Shares of Common Stock.

  Until the release of the Share certificates from escrow, pursuant to an irrevocable proxy from Sellers, the Corporate Reporting Person is required to seek concurrence from the Sellers for all votes

                                 SCHEDULE 13D

CUSIP No. 02360P 10 4                                           PAGE 7 OF 8
          -----------                                                -    -

which involve sale of all or substantial all of the assets of the Company, mergers, acquisitions, or certain other major corporate transactions, as provided in the Irrevocable Proxy granted by sellers to the Corporate Reporting Person, applicable until release of the Shares from escrow and recertification of the same in the name of the Corporate Reporting Person. The Corporate Reporting Person will amend this Schedule 13D upon payment of such initial cash consideration and release of the certificates representing the Shares and Options from escrow.

  (b) The Corporate Reporting Person has sole voting and dispositive power as to 3,635,165 Shares of the Common Stock of the Company, subject to the escrow arrangements and terms of the irrevocable proxy of Sellers, pending payment of the initial cash consideration under the Purchase Agreement. Proxhill and FCI have sole voting and dispositive power as to 104,000 Shares of the Common Stock of the Company. Gary J. Graham has sole voting and dispositive power as to 56,852 Shares.

  (c) Except as set forth herein, within the past 60 days, there have been no transactions by any Reporting Person relating to the securities of the Company.

  (d) No person has the right to receive or power to direct receipt of dividends from or proceeds of sale from securities as to which the Corporate Reporting Person has sole voting or dispositive power or any beneficial interest.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REPECT TO SECURITIES OF THE ISSUER.

     Except for (a) the arrangements described herein relating to escrow pending payment of the initial cash consideration for the Shares and Options held by the Corporate Reporting Person, (b) the limitations described herein upon the irrevocable proxy in connection with such escrow, (c) the anticipated transfer of beneficial interests in the Corporate Reporting Person (but not of the Shares of Amereco) to three other individuals, (d) such rights as the Corporate Reporting Person has as the successor in interest to Sellers under the Notes of the Company in respect of security interests in the assets of the Company (including the shares in the Subsidiary), and the shares and options to acquire shares of the Company's Common Stock owned beneficially by certain officers of the Company as guarantors of such indebtedness, and (e) any possible use of the Shares and Options to secure the advance of funds through a Reporting Person for the benefit of the Company, as of the date of this filing, there is no contract, arrangement, understanding or relationship (legal or otherwise) between any Reporting Person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except pursuant to the escrow arrangements pending release of the certificates representing the Shares from escrow, as herein described, none of the securities as to which any Reporting Person currently retains any direct or indirect beneficial ownership are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

                                 SCHEDULE 13D

CUSIP No. 02360P 10 4                                           PAGE 8 OF 8
          -----------                                                -    -


  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  1. Exhibit 1 of Schedule 13D/A of Wei Ming Lu, filed January 1998, incorporated herein by reference, being the Purchase Agreement dated Janaury 9, 1998, by and between Cathay Global Investments, Inc, Georgia Resources, Inc., C.I.S. Resources Limited Liability Company and Capital Aggregate Partners, LLC.

  2. Exhibit 2 of Schedule 13D/A of Wei Ming Lu, filed January 1998, incorporated herein by reference, being the Escrow Agreement dated January 9, 1998, by and between Cathay Global Investments, Capital Aggregate Partners, LLC, et al.

Signature.

  After reasonable inquiry and to the best of each such Reporting Person's knowledge and belief, the undersigned Reporting Persons each certify that the information set forth in this statement is true, complete and correct.

January 30, 1998                    CAPITAL AGGREGATE PARTNERS, LLC

                                    ......................../s/.................
                                    Gary J. Graham, Manager


                                    COSTILLA CORPORATION I

                                    ........................./s/...............
                                    Gary J. Graham, President


                                    COSTILLA CORPORATION II

                                    ........................./s/...............
                                    Gary J. Graham, President


                                    PROXHILL MARKETING LIMITED

                                    .........................../s/..............
                                    Gary J. Graham, President


                                    FIRST CAPITAL INVESTMENTS

                                    .........................../s/..............
                                    Gary J. Graham, President


                                    .........................../s/..............
                                    Gary J. Graham, Individually